Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS FOR THE
QUARTER ENDED DECEMBER 31, 2022

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended December 31, 2022.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended December 31, 2022 (the “Q2 Results”) published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on February 28, 2023 (U.S. Eastern Time), in relation to the Q2 Results, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the Q2 Results and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, February 28, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu and Mr. LI Minxin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces December Quarter 2022 Financial Results

GUANGZHOU, China, February 28, 2023/PRNewswire/ – MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the second quarter of fiscal year 2023 ended December 31, 2022.

Financial Highlights for the Second Quarter of Fiscal Year 2023 ended December 31, 2022

•	Revenue was RMB2,494.4 million (US$361.7 million), representing a decrease of 10.0% year over year and 10.0% quarter over quarter.

•	Gross profit was RMB997.1 million (US$144.6 million), representing an increase of 15.6% year over year and 0.9% quarter over quarter.

•	Gross margin was 40.0%, compared to 31.1% in the same period of 2021 and 35.7% in the previous quarter.

•	Operating profit was RMB447.6 million (US$64.9 million), representing an increase of 75.2% year over year, compared to RMB509.5 million in the previous quarter.

•	Profit for the period was RMB359.8 million (US$52.2 million), representing an increase of 95.4% year over year, compared to RMB404.1 million in the previous quarter.

•	Adjusted net profit(1) was RMB373.1 million (US$54.1 million), representing an increase of 82.1% year over year, compared to RMB417.4 million in the previous quarter.

•	Adjusted net margin(1) was 15.0%, compared to 7.4% in the same period of 2021 and 15.1% in the previous quarter.

Operational Highlights for the Second Quarter of Fiscal Year 2023 ended December 31, 2022

•	Number of MINISO stores was 5,440 as of December 31, 2022, increasing by 395 stores year over year and 144 stores quarter over quarter, respectively.

•	Number of MINISO stores in China was 3,325 as of December 31, 2022, increasing by 157 stores year over year and 56 stores quarter over quarter, respectively.

•	Number of MINISO stores in overseas markets was 2,115 as of December 31, 2022, increasing by 238 stores year over year and 88 stores quarter over quarter, respectively.

•	Number of TOP TOY stores was 117 as of December 31, 2022, increasing by 28 stores year over year and 8 stores quarter over quarter, respectively.

Notes:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes as of the relevant dates:

	As of
	December 31,	September 30,	December 31,
	2021	2022	2022	YoY	QoQ
Number of MINISO stores(2)	5,045	5,296	5,440	395	144
China	3,168	3,269	3,325	157	56
– Directly operated stores	5	19	16	11	(3)
– Third-party stores	3,163	3,250	3,309	146	59
Overseas	1,877	2,027	2,115	238	88
– Directly operated stores	136	131	153	17	22
– Third-party stores	1,741	1,896	1,962	221	66
Number of TOP TOY stores(3)	89	109	117	28	8
– Directly operated stores	5	8	8	3	–
– Third-party stores	84	101	109	25	8

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “We capped off a remarkable 2022 calendar year with another quarter of solid operating and financial performance. In spite of the severe pandemic related disruption to our domestic operations, we remained focused on our long-term strategic goals: delivering on our globalization strategy, bolstering the strength of our product offerings and optimizing our store network. These efforts are yielding positive results, and we are pleased to report that our overseas operations moved further along the path of recovery, which accounted for 40% of the Company’s revenue – the highest in the past three years, we believe our globalized operation will provide us with more space and flexibility of growth in the near future. Our margin profile continued to beat expectations, with adjusted net profit increasing by 82% year-on-year to RMB373 million in the December quarter, and adjusted net margin remained stable compared to the prior quarter and at its historical high at 15%.”

“Last week, we successfully held MINISO’s global brand upgrade conference. For the first time, I systematically laid out our roadmap to building a great Chinese consumer brand. We also introduced MINISO’s Global Product Innovation Center and launched the “Chinese Culture Globalized Innovation Program” with the Xinhua News Agency. As we head into MINISO’s next decade, we need to upgrade, integrate and empower our product platform by leveraging resources from our IP partners, design partners, and leading suppliers, and by strengthening our global sourcing abilities so that we can rapidly put MINISO products in front of our users in every part of the world.” Mr. Ye continued.

Notes:

(2)	“MINISO stores” represent any of the offline stores operated under the “MINISO” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(3)	“TOP TOY stores” represent any of the offline stores operated under the “TOP TOY” brand name, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

Mr. Eason Jingjing Zhang, Chief Financial Officer and Vice President of MINISO, commented, “Gross margin for the December quarter reached 40%, another record high for MINISO Group and increased by nearly 900 basis points from 31% in the same quarter of last year, thanks to our solid execution of MINISO’s brand upgrade, our strong bargaining power and steady recovery of overseas markets.”

“Looking back on the past three years, MINISO has demonstrated strong profitability under the repeated stress tests of the pandemic. Over the past 18 quarters in which we have publicly disclosed financials, MINISO’s adjusted net margin averaged 9%. Of these 18 quarters, 12 were in the pandemic, and MINISO’s adjusted net margin averaged 7.6%; for the remaining 6 quarters without pandemic effects, MINISO’s adjusted net margin averaged 10.7%. In 2023, we will continue to execute a disciplined financial policy in terms of budgeting, cost controls and allocation of capital as we focus on consistently delivering solid profits and healthy cash flow.” Mr. Zhang concluded.

Recent Developments

Impact of COVID-19

The December quarter witnessed the most serious challenge to our China operations caused by the pandemic since its outbreak in 2020, with sales in offline MINISO stores decreased by 28% compared to the same period of 2021. Several major regional outbreaks led to tightened COVID- related health measures and lockdowns during this quarter. Based on the Company’s estimation, total foot traffic to our offline MINISO stores decreased by 27%, 36% and 34% in each of October, November and December, while average spending per ticket size increased by 5%, 7% and 7%, which translates into declines of 23%, 32% and 30% in sales in the corresponding periods. The number of MINISO stores that were temporarily closed peaked at over 950 in late November.

This quarter’s new wave of pandemic outbreak in China also caused disruptions to the operation of our logistics and transportation service providers, as a result, many ecommerce orders during the Double 11 online shopping festival were cancelled due to delayed product shipment.

After the turnaround of pandemic related policies in December and the resumption of normal daily life of consumers, offline sales bounced back to an encouraging level, with sales in January increased by around 40% year over year and sales in the 7-day Chinese New Year holiday season increase by around 25% compared to the same period of 2022. In addition, average sales per MINISO store in January increase by around 33% year over year and around 18% in the 7-day Chinese New Year holiday season compared to the same period of 2022.

Unaudited Financial Results for the Second Quarter of Fiscal Year 2023 ended December 31, 2022

Revenue was RMB2,494.4 million (US$361.7 million), representing a decrease of 10.0% year over year, primarily driven by a 26.6% year-over-year decline of revenue from China, partially offset by a 37.5% year-over-year increase of revenue from overseas markets.

Revenue from China was RMB1,507.9 million (US$218.6 million), compared to RMB2,055.5 million in the same period of 2021. The year-over-year decrease was primarily driven by a decrease in revenue from the MINISO brand from RMB1,868.0 million to RMB1,386.0 million (US$201.0 million), as a result of the resurgence of COVID-19 in China in the December quarter. For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited additional information” in this press release.

Revenue from overseas markets was RMB986.5 million (US$143.0 million), accounting for 39.5% of our total revenue and representing an increase of 37.5% year-over-year. The increase was primarily due to a year-over-year increase of 11.6% in average store count and a year-over-year growth of 23.3% in average revenue per MINISO store in overseas markets.

Cost of sales was RMB1,497.4 million (US$217.1 million), representing a decrease of 21.6% year over year, mainly attributable to the savings measures we adopted to reduce the cost of certain products.

Gross profit was RMB997.1 million (US$144.6 million), representing an increase of 15.6% year over year.

Gross margin was 40.0%, compared to 31.1% in the same period of 2021. The year-over-year increase was primarily attributable to (i) the increase in revenue contribution from international operations, which typically have higher gross margin than domestic operations, from 25.9% in the same period of 2021 to 39.5% in this quarter, (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China, and (iii) the savings measures we adopted to reduce the cost of certain products.

Other income was RMB7.9 million (US$1.1 million), compared to RMB2.5 million in the same period of 2021.

Selling and distribution expenses were RMB416.8 million (US$60.4 million), representing an increase of 8.3% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB409.0 million (US$59.3 million), representing an increase of 10.3% year over year. The year-over-year increase was primarily attributable to (i) increased promotion and advertising expenses, mainly in connection with our strategic brand upgrade of MINISO in China, and (ii) increased depreciation and amortisation expenses of directly operated stores.

General and administrative expenses were RMB146.3 million (US$21.2 million), representing a decrease of 33.9% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB140.8 million (US$20.4 million), representing a decrease of 34.5% year over year. The year-over-year decrease was primarily due to (i) decreased personnel-related expenses, and (ii) decreased depreciation and amortization expenses due to the capitalization of construction costs of our headquarter building.

Other net income was RMB8.8 million (US$1.3 million), compared to RMB12.3 million in the same period of 2021. Other net income mainly consists of net foreign exchange gain, investment income from wealth management products and others. The year-over-year decrease was mainly attributable to a decrease in investment income from wealth management products as a result of reduced principal of such products, which was partially offset by a net foreign exchange gain of RMB1.8 million in this quarter, compared to a net foreign exchange loss of RMB15.8 million in the same period of 2021.

Operating profit was RMB447.6 million (US$64.9 million), representing an increase of 75.2% year over year.

Net finance income was RMB23.3 million, representing an increase of 372.6% year over year mainly due to an increase in interest income from bank deposits.

Profit for the period was RMB359.8 million (US$52.2 million), representing an increase of 95.4% year over year.

Adjusted net profit(1), which represents profit for the period excluding equity-settled share-based payment expenses, was RMB373.1 million (US$54.1 million), representing an increase of 82.1% year over year.

Adjusted net margin(1) was 15.0%, compared to 7.4% in the same period of 2021.

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB1.12 (US$0.16) in this quarter, compared to basic and diluted earnings per ADS of RMB0.6 in the same period of 2021. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted net earnings per ADS(1) were both RMB1.16 (US$0.17) in this quarter, compared to RMB0.68 in the same period of 2021.

As of December 31, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash, term deposits, and other investments amounted to RMB6,160.4 million (US$893.2 million).

Conference Call

The Company’s management will hold an earnings conference call at 4:00 A.M. U.S. Eastern Time on Tuesday, February 28, 2023 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Zoom link: https://dooyle.zoom.us/j/85321657710 ? pwd=b2tEUjVwZkl0TGt1RE94RHJOd2ZYdz09

Meeting Number: 853 2165 7710

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	+1 213 338 8477 (or +1 646 518 9805)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China (Charge Fees):	+852 5803 3730 (or +852 5803 3731)
United Kingdom (Charge Fees):	+44 203 481 5237 (or +44 131 460 1196)
France (Charge Fees):	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore (Charge Fees):	+65 3158 7288 (or +65 3165 1065)
Canada (Charge Fees):	+1 438 809 7799 (or +1 204 272 7920)

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022, which was RMB6.8972 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

Eric Yuan

Christensen Advisory

Email: miniso@christensencomms.com

Phone: +86 1380 111 0739

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	June 30,	December 31,
	2022	2022
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	419,894	467,718	67,813
Right-of-use assets	2,342,589	2,337,100	338,847
Intangible assets	43,066	33,382	4,840
Goodwill	19,388	20,860	3,024
Deferred tax assets	154,333	165,642	24,016
Other receivables	28,274	28,717	4,164
Prepayments	201,682	200,269	29,036

	3,209,226	3,253,688	471,740
Current assets
Other investments	210,523	809,641	117,387
Inventories	1,188,095	1,474,792	213,825
Trade and other receivables	1,056,198	1,108,501	160,717
Cash and cash equivalents	5,348,492	5,186,601	751,986
Restricted cash	32,376	28,609	4,148
Term deposits	236,878	135,548	19,653

	8,072,562	8,743,692	1,267,716

Total assets	11,281,788	11,997,380	1,739,456

	As at	As at
	June 30,	December 31,
	2022	2022
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	92	95	14
Additional paid-in capital	7,982,824	8,015,885	1,162,194
Other reserves	993,307	987,848	143,224
Accumulated losses	(1,944,581)	(1,196,403)	(173,462)

Equity attributable to equity shareholders of the Company	7,031,642	7,807,425	1,131,970
Non-controlling interests	(4,242)	1,602	232

Total Equity	7,027,400	7,809,027	1,132,202

LIABILITIES
Non-current liabilities
Contract liabilities	51,658	49,895	7,234
Loans and borrowings	6,503	6,997	1,015
Lease liabilities	393,068	408,162	59,178
Deferred income	14,488	11,741	1,702

	465,717	476,795	69,129

Current liabilities
Loans and borrowings	445	–	–
Trade and other payables	3,072,991	2,939,852	426,239
Contract liabilities	361,522	337,214	48,891
Lease liabilities	257,997	266,487	38,637
Deferred income	6,295	6,533	947
Current taxation	89,421	161,472	23,411

	3,788,671	3,711,558	538,125

Total liabilities	4,254,388	4,188,353	607,254

Total equity and liabilities	11,281,788	11,997,380	1,739,456

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended December 31,			Six months ended December 31,
	2021 (Unaudited)	2022 (Unaudited)		2021 (Unaudited)	2022 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	2,772,793	2,494,434	361,659	5,426,908	5,266,878	763,626
Cost of sales	(1,909,893)	(1,497,353)	(217,096)	(3,835,566)	(3,281,218)	(475,732)

Gross profit	862,900	997,081	144,563	1,591,342	1,985,660	287,894
Other income	2,510	7,892	1,144	18,586	14,311	2,075
Selling and distribution expenses	(384,813)	(416,782)	(60,428)	(725,622)	(798,127)	(115,718)
General and administrative expenses	(221,421)	(146,282)	(21,209)	(432,696)	(313,908)	(45,512)
Other net income	12,337	8,815	1,278	45,964	72,850	10,562
Credit loss on trade and other receivables	(6,544)	(3,162)	(458)	(19,091)	(3,716)	(539)
Impairment loss on non-current assets	(9,536)	–	–	(9,536)	–	–

Operating profit	255,433	447,562	64,890	468,947	957,070	138,762
Finance income	13,380	32,429	4,702	26,437	64,684	9,378
Finance costs	(8,457)	(9,161)	(1,328)	(17,266)	(16,345)	(2,370)

Net finance income	4,923	23,268	3,374	9,171	48,339	7,008
Share of loss of an equity-accounted investee, net of tax	(270)	–	–	(8,162)	–	–

Profit before taxation	260,086	470,830	68,264	469,956	1,005,409	145,770
Income tax expense	(75,996)	(111,063)	(16,103)	(131,338)	(241,498)	(35,014)

Profit for the period	184,090	359,767	52,161	338,618	763,911	110,756

Attributable to:
Equity shareholders of the Company	184,741	352,456	51,101	336,779	764,090	110,782
Non-controlling interests	(651)	7,311	1,060	1,839	(179)	(26)

Earnings per share
– Basic	0.15	0.28	0.04	0.28	0.61	0.09
– Diluted	0.15	0.28	0.04	0.28	0.61	0.09

Earnings per ADS
(Each ADS represents 4 ordinary shares)
– Basic	0.60	1.12	0.16	1.12	2.44	0.35
– Diluted	0.60	1.12	0.16	1.12	2.44	0.35

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per share data)

	Three months ended December 31,			Six months ended December 31,
	2021 (Unaudited)	2022 (Unaudited)		2021 (Unaudited)	2022 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit for the period	184,090	359,767	52,161	338,618	763,911	110,756

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	1,459	(40,110)	(5,815)	9,177	(13,634)	(1,977)

Other comprehensive income/(loss) for the period	1,459	(40,110)	(5,815)	9,177	(13,634)	(1,977)

Total comprehensive income for the period	185,549	319,657	46,346	347,795	750,277	108,779

Attributable to:
Equity shareholders of the Company	185,845	314,490	45,597	345,545	746,698	108,261
Non-controlling interests	(296)	5,167	749	2,250	3,579	518

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share and per ADS data)

	Three months ended December 31,			Six months ended December 31,
	2021 (Unaudited)	2022 (Unaudited)		2021 (Unaudited)	2022 (Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:

Profit for the period	184,090	359,767	52,161	338,618	763,911	110,756

Add back:
Equity-settled share-based payment expenses	20,759	13,353	1,936	50,400	26,580	3,854

Adjusted net profit	204,849	373,120	54,097	389,018	790,491	114,610

Attributable to:
Equity shareholders of the Company	205,500	365,809	53,037	387,179	790,670	114,636
Non-controlling interests	(651)	7,311	1,060	1,839	(179)	(26)

Adjusted net earnings per share(4)
– Basic	0.17	0.29	0.04	0.32	0.64	0.09
– Diluted	0.17	0.29	0.04	0.32	0.63	0.09

Adjusted net earnings per ADS(4) (Each ADS represents 4 ordinary shares)
– Basic	0.68	1.16	0.17	1.28	2.56	0.37
– Diluted	0.68	1.16	0.17	1.28	2.52	0.37

Notes:

(4)	The adjusted basic and diluted net earnings per share are computed by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except for percentages)

	Three months ended December 31,				Six months ended December 31,
	2021	2022	2022	YOY	2021	2022	2022	YOY
	RMB	RMB	US$		RMB	RMB	US$
Revenue
Domestic Operations	2,056	1,508	219	(27)%	4,086	3,360	487	(18)%
– MINISO Brand	1,868	1,386	202	(26)%	3,734	3,086	448	(17)%
– TOP TOY Brand	131	99	14	(24)%	240	223	32	(7)%
– Others	57	23	3	(60)%	112	51	7	(54)%
International Operations	717	986	143	38%	1,341	1,907	276	42%
	2,773	2,494	362	(10)%	5,427	5,267	763	(3)%